EXHIBIT 15.1

Valuation and Qualifying Accounts(1)

Valuation and Qualifying Accounts	Opening Balance	Charged to Expense	Charged Against Income	Closing Balance
Deferred tax valuation allowance	—	—	—	—
December 31, 2008	—	—	—	—
December 31, 2007	—	—	—	—
December 31, 2006	5,923	—	5,923	—

(1)	In thousands of U.S.$.